UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 _________________________________________________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

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William Lyon Homes
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
552074700
(CUSIP Number)
William H. Lyon
4695 MacArthur Court, 8th Floor
Newport Beach, CA 92660
Tel: (949) 833-3600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 6, 2020
(Date of Event which Requires Filing of this Statement)

  _________________________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 552074700

1	NAME OF REPORTING PERSON William H. Lyon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 552074700

1	NAME OF REPORTING PERSON Lyon Shareholder 2012, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D filed by William H. Lyon and Lyon Shareholder 2012, LLC (“Lyon Investor”, and together with Mr. Lyon, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on June 24, 2013, as amended by Amendment No. 1 filed on December 14, 2017, Amendment No. 2 filed on May 2, 2019, and Amendment No. 3 filed on November 8, 2019. This Amendment No. 4 amends and supplements the Schedule 13D as specifically set forth herein.
All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.
Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is supplemented and superseded, as the case may be, as follows:
The disclosure in Item 4 is incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

Closing of Merger

On November 5, 2019, Taylor Morrison Home Corporation (“Taylor Morrison”), and Tower Merger Sub, Inc., a wholly owned, direct subsidiary of Taylor Morrison (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with William Lyon Homes (the “Issuer”), pursuant to which Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving entity in the Merger as a wholly owned, direct subsidiary of Taylor Morrison.  On February 6, 2020, the Merger closed.
At the effective time of the Merger (the “Effective Time”), each issued and outstanding share of Class A Common Stock of the Issuer, and each issued and outstanding share of Class B Common Stock of the Issuer (together, the “Common Shares”), (excluding any shares (i) that are restricted Common Shares; (ii) held by any stockholder who properly demands and perfects his, her or its appraisal rights with respect to such shares; or (iii) owned directly by the Issuer (or any wholly owned subsidiary of the Issuer, Taylor Morrison or Merger Sub immediately prior to the Effective Time) was converted into the right to receive and became exchangeable for (A) 0.8000 validly issued, fully paid and nonassessable shares of common stock, $0.00001 par value per share, of Taylor Morrison (“Taylor Morrison Shares”) and (B) $2.50 in cash, without any interest thereon. No fractional Taylor Morrison Shares were issued in the Merger, and Issuer stockholders received cash in lieu of any fractional shares.  All Common Shares of the Issuer beneficially owned by the Reporting Persons were converted at the Effective Time pursuant to the Merger as described in this paragraph, including 234,217 shares of Class A Common Stock directly held by William H. Lyon, 2,933 shares of Class A Common Stock directly held by the Lyon Separate Property Trust, and 4,817,394 shares of Class B Common Stock directly held by the Lyon Investor.
At the Effective Time, each outstanding and unexercised stock option (each, an “Option”), whether vested or unvested, exercisable or not exercisable, of the Issuer was substituted and converted by Taylor Morrison granting an option (each, a “Taylor Morrison Option”) in substitution of such Option, to purchase a number of whole Taylor Morrison Shares (rounded down to the nearest whole share) equal to the product obtained by multiplying (i) the number of Common Shares subject to such Option immediately prior to the Effective Time by (ii) the sum (the “Equity Award Exchange Ratio”) of (x) 0.8000 and (y) the quotient obtained by dividing $2.50 by the volume weighted average per-share price of Taylor Morrison Shares during the ten full trading days ending on (and including) the trading day immediately preceding the Effective Time. The exercise price per share of such Taylor Morrison Option (rounded up to the nearest cent) is equal to the quotient obtained by dividing (i) the exercise price per Common Share of such Option immediately prior to the Effective Time by (ii) the Equity Award Exchange Ratio. Following the Effective Time, such Taylor Morrison Options are subject to the same vesting and acceleration of vesting terms and conditions as, and have other terms and conditions that are substantially similar to, those that applied to the Options immediately prior to the Effective Time.  The options to purchase 120,000 Class A shares of the Issuer held directly by William H. Lyon were substituted and converted at the Effective Time pursuant to the Merger as described in this paragraph.

In addition, at the Effective Time, (i) each outstanding award of restricted Common Shares (each, a “Restricted Stock Award”) and (ii) each outstanding performance stock unit award in respect of Common Shares (each, a “PSU Award”) were substituted and converted by Taylor Morrison granting in substitution a corresponding award in respect of Taylor Morrison Shares (each, a “Taylor Morrison Award”), with the number of whole Taylor Morrison Shares underlying each such Taylor Morrison Award equal to (rounded down to the nearest whole share) the product obtained by multiplying (i) the number of Common Shares underlying such Restricted Stock Award or PSU Award, as applicable, immediately prior to the Effective Time (assuming that any performance-based vesting conditions applicable to such Restricted Stock Award or PSU Award, as applicable, for any performance period that has not been completed as of the Effective Time are achieved at target) by (ii) the Equity Award Exchange Ratio. Following the Effective Time, such Taylor Morrison Awards are subject to the same vesting and acceleration of vesting terms and conditions (other than any performance-based vesting conditions) as, and have other terms and conditions that are substantially similar to, those that applied to the corresponding Restricted Stock Award or PSU Award, as applicable, immediately prior to the Effective Time.  The 55,345 Restricted Stock Awards and the 29,446 PSU Awards held directly by William H. Lyon were substituted and converted at the Effective Time pursuant to the Merger as described in this paragraph.
Further, at the Effective Time, the Class B Warrant held by Lyon Investor was substituted and converted by Taylor Morrison issuing a warrant (the “Taylor Morrison Warrant”) to be settled in Taylor Morrison Shares in substitution of the Class B Warrant exercisable for a number of whole Taylor Morrison Shares (rounded down to the nearest whole share) equal to the product obtained by multiplying (i) the number of Common Shares subject to the Class B Warrant immediately prior to the Effective Time by (ii) the Equity Award Exchange Ratio. The exercise price per share of the Taylor Morrison Warrant (rounded up to the nearest cent) will be equal to the quotient obtained by dividing (i) the exercise price per share of Class B Common Stock of the Class B Warrant immediately prior to the Effective Time by (ii) the Equity Award Exchange Ratio. Following the Effective Time, the Taylor Morrison Warrant is subject to substantially identical terms to those of the Class B Warrant immediately prior to the Effective Time, except that the Taylor Morrison Warrant will be exercisable on a net exercise basis.
At the Effective Time, William H. Lyon resigned from the Board of Directors of the Issuer.
Item 5.	Interest in Securities of the Issuer

Item 5 of Schedule 13D is hereby amended and restated as follows:

The disclosure in Item 4 is incorporated herein by refrence.
(a) (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 4 to Schedule 13D are incorporated herein by reference.
(a)
The Reporting Persons no longer beneficially own any shares of Class A Common Stock.
(b)
The number of shares of Class A Common Stock beneficially owned by Mr. Lyon as reported herein and as to which he has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 0

(iv)	Shared power to dispose or direct the disposition: 0

The number of shares of Class A Common Stock beneficially owned by the Lyon Investor as reported herein and as to which the Lyon Investor has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 0

(iv)	Shared power to dispose or direct the disposition: 0
(c)
The disclosure in Item 4 is incorporated herein by reference.  On December 19, 2019, the Issuer withheld 17,826 shares of Class A Common Stock to cover applicable withholding taxes related to the vesting of restricted stock awards granted to William H. Lyon for which vesting was accelerated in order to mitigate potential negative tax consequences to both the Issuer and Mr. Lyon under Section 280G and 4999 of the Internal Revenue Code.  On January 30, 2020, Mr. Lyon earned 29,446 performance stock units of the Issuer which vest in three equal installments on each of March 1, 2020, 2021 and 2022, subject to certain restrictions.  Other than as disclosed herein, the Reporting Persons have not effected any transactions in the Class A Common Stock during the past 60 days prior to the date of this filing.
(d)
 The Reporting Persons no longer beneficially own any shares of Class A Common Stock.
(e)
On February 6, 2020, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s Class A Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of Schedule 13D is supplemented and superseded, as the case may be, as follows:
The disclosure in Item 4 is incorporated by reference herein.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.
Dated: February 6, 2020

/s/ William H. Lyon
William H. Lyon

LYON SHAREHOLDER 2012, LLC

By:	/s/ William H. Lyon
William H. Lyon Manager